October 21, 2011

Laura Nicholson

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Future Energy, Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 22, 2011

File No. 333-170201

Dear Ms. Nicholson and Mr. Dougherty:

Future Energy, Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of September 16, 2011 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 22, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 16, 2011.

Form S-l

General

1.

Please be sure to provide updated information with each amendment, such as the disclosure regarding the average BOPD from the Charles Prior Project.

RESPONSE:  We have revised the Filing on Pages 7 - 8 and 24 - 25 to include the following language:

“Collectively as of December 28, 2010, there are approximately 216 barrels of oil in the tanks between the two Charles Prior wells; accordingly, we own approximately 3.4 barrels of such oil. The Company received a gauge report indicating that collectively the Charles Prior Project produced an average of 4 BOPD during May 2011. Most recently, the Company received a gauge report showing that collectively the Charles Prior Project was still producing an average of 4 BOPD during July and August 2011, and as of October 4, 2011, there were approximately 200 barrels of oil in the tanks between the two Charles Prior wells; therefore, we own approximately 3.1 barrels of such oil. Both of the Charles Prior wells are being pumped 24 hours a day, 7 days a week to ensure as much fluid is produced but as there is a high amount of water in the fluid being produced, approximately 94 percent water to approximately 6 percent oil, the Operator has to separate the oil from the high concentration of water before putting the oil in the tanks. The Operator intends to continue pumping the Charles Prior wells as long as oil is being produced from the wells.”

“Most recently, the Company received a gauge report indicating that the Illinois Well was on line and producing an average of 2 BOPD, and as of October 4, 2011 there was approximately 210 barrels of oil in the tank. Therefore, we own approximately 6.3 barrels of such oil. The Illinois Well is being pumped 24 hours a day, 7 days a week to ensure as much fluid is produced and the Operator intends to continue pumping this well for as long as oil is produced.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

2.

Based on the fee table, it appears that you are registering the offer and sale of the Units and all component parts. Please clarify on your prospectus cover page whether it is your intention to make arrangements to have the units and warrants quoted on the OTCBB or otherwise help develop a market for these securities. Please also include a description of these securities in the Description of Securities section starting on page 20.

RESPONSE:  We have revised the Filing on Page 3 and 21, respectively, to include the following language:

Page 3:

“Prior to this offering, there has been no public market for our shares of common stock. There is currently no market for our common stock and we do not know if any active trading market will develop.  We intend to take measures to arrange for an application to be made with respect to our common stock to be approved for quotation on the Financial Industry Regulatory Authority’s Over-the Counter Bulletin Board (“OTCBB”) upon the effectiveness of the registration statement of which this prospectus forms a part.  There is no assurance that our common stock will be approved for quotation on the OTCBB or that, if approved, any meaningful market for our common stock will ever develop. We do not intend to apply for listing the Units or the Warrants underlying the Units on any securities exchange, and we do not intend to otherwise help develop a market for these securities.”

Page 21:

“Units

We are registering under this Offering 50,000,000 Units. Each Unit consists of: (i) one share of common stock; (ii) one quarter of one share purchase Warrant with each whole Class A Warrant entitling the holder to purchase an additional share of common stock at a price of $0.50 per share for a period of two years from the date of issuance; and (iii) one half of one share purchase Warrant  with each whole Class B Warrant entitling the holder to purchase an additional share of common stock at a price of $1.00 per share for a period of two years from the date of issuance. If the holder of a Warrant would be entitled to receive a fraction of a share upon any exercise of a Warrant, the Company shall, upon such exercise, round up to the nearest whole number the number of shares to be issued to such holder.

Warrants

We are registering under this Offering 12,500,000 Class A Warrants and 25,000,000 Class B Warrants. We have not currently issued any Warrants. Each Class A Warrant entitles the holder to purchase a share of the Company’s common stock at a price of $0.50 per share for a period of two years from the date of issuance. Each Class B Warrant entitles the holder to purchase a share of the Company’s common stock at a price of $1.00 per share for a period of two years from the date of issuance.

No fraction of a Share will be issued upon any exercise of a Warrant.  If the holder of a Warrant would be entitled to receive a fraction of a Share upon any exercise of a Warrant, the Company shall, upon such exercise, round up to the nearest whole number the number of Shares to be issued to such holder.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

3.

We note your response to prior comment 1 from our letter dated July 1, 2011 and the statement that “since we own such a small working interest in each of the Well Projects, we retain minimal liability related thereto.” Please clarify how you determined that your liability would be “minimal.” For example, even though your percentage of working interest and therefore percentage of liability might be small, given that you have limited total assets and that the Well Projects comprise almost all of your total assets, it appears that any amount of liability no matter how small would likely be material to your business. Please revise your disclosure as appropriate.

RESPONSE:  In light of the material risk to our business any liability may impose, we have revised our disclosure on Pages 5 and 23 of the Filing to include the following language:

“Additionally, pursuant to the terms and conditions of the agreements with Tim Cooksey Oil, LLC, we are severally liable for environmental and any other liabilities with regards to the Well Projects; however, we are only liable to the extent of our working interest in such Well Projects; therefore, our percentage of liability may be small as compared to the percentage of liability for entire working interest, but such liability could still pose a material risk to our investment.”

Our Business, page 5

4.

For clarity, please move the entire third paragraph on page 5 that begins with “Our current business focus is to implement…” so that this information is presented before your discussion in the first paragraph about how Mr. and Ms. Paquet first became interested in the prospect of working interests in oil wells.

RESPONSE:  We have revised the Filing accordingly.

5.

Please clarify why the lease net revenue interest in the two wells is 80%, and how this is documented.

RESPONSE:  The lease net revenue interest is the net revenue interest held by the lessor of the Well Project, which is documented on Page 1 of the Receipt for Investment and Purchase Agreement by and between the Company and Tim Cooksey Oil, LLC; therefore, we have revised the Filing on Page 6 to include the following language:

“On July 29, 2010, we entered into an assignment agreement (the “CP Assignment Agreement”) with Tim Cooksey Oil pursuant to which we acquired a 1.57% working interest in the following two wells located in Franklin County, Illinois in consideration of a payment of $25,000. Tim Cooksey Oil is responsible for paying and maintaining the lease and the Charles Prior lease encompasses 80 acres. As set forth in the CP Assignment Agreement, the lease net revenue interest in the two wells is 80%, resulting in the Company having a net revenue interest of approximately 1.26% in the Charles Prior Project. JKV Oil Development, of which our director, Mr. Villines, is the President, owns a five percent (5%) working interest in the Charles Prior Project.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

6.

 We note your response to prior comment 5. Please revise to clarify the rate of production in each of CP 1 and CP 2 (measured in BOPD or some other relevant measure). Please clarify what you are doing with the hydrocarbons being produced, such as whether they are generating revenue for you. If they are generating revenue, provide quantitative disclosure here as to the amount of revenue.

RESPONSE:  We have revised the Filing on Pages 7 - 8 and 24 - 25 to include the following language:

“CP 1 and CP 2 both flow into the same tank battery system, but individually CP 1 produces approximately 2 BOPD.”

“CP 1 and CP 2 both flow into the same tank battery system, but individually CP 2 produces approximately 2 BOPD.”

“Most recently, the Company received a gauge report showing that collectively the Charles Prior Project was still producing an average of 4 BOPD during July and August 2011, and as of October 4, 2011, there were approximately 200 barrels of oil in the tanks between the two Charles Prior wells; therefore, we own approximately 3.1 barrels of such oil. Both of the Charles Prior wells are being pumped 24 hours a day, 7 days a week to ensure as much fluid is produced but as there is a high amount of water in the fluid being produced, approximately 94 percent water to approximately 6 percent oil, the Operator has to separate the oil from the high concentration of water before putting the oil in the tanks. The Operator intends to continue pumping the Charles Prior wells as long as oil is being produced from the wells.”

“The hydrocarbons being extracted and produced from the Well Projects are comprised of the oil itself and a small amount of natural gas. The oil being extracted and produced from the Well Projects is the only hydrocarbon currently being sold. While there is natural gas being produced from the Well Projects, it is an insufficient amount to be viable for sale; therefore, the natural gas is solely being used to power the pump jacks to further extract oil from the Well Projects.”

Use of Proceeds, page 17

7.

We note your statement that “We cannot predict when or if the Warrants will be exercised; therefore they have not been considered in our use of proceeds allocation.” Notwithstanding, please expand to briefly discuss what you would do with any funds received from any exercise of the warrants.

RESPONSE:  We have revised the Filing on Page 17 to include the following language:

“We cannot predict when or if the Warrants will be exercised; however, it is our intent to use any proceeds received from the exercise of the Warrants for business development purposes to acquire new working interests in other oil and gas wells. It is possible that the Warrants may expire and may never be exercised.”

Executive Compensation, page 36

8.

Please include information concerning the compensation of your executive officers and directors for the fiscal year ended July 31, 2011.

RESPONSE:  We have revised the Filing accordingly.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Financial Statements, page F-1

9.

We note the financial statements filed in response to prior comment number 12 from our letter dated July 1, 2011 include the statements of expenses, stockholders’ equity and cash flows for the interim nine month period ended April 30, 2011. Please also include a comparative period for the prior year (e.g., the interim period from inception to April 30, 2010). Additionally, based on the timing of your next amendment, please consider the need to update your financial statements pursuant to Rule 8-02 of Regulation S-X, as well as other applicable disclosures to address this interim period, such as that in response to prior comment number 10 from our letter dated July 1, 2011.

RESPONSE:  We have revised the Filing to include audited financial statements as of July 31, 2011 and the year then ended, July 31, 2010 and the period from inception through July 31, 2010 and the period from inception through July 31, 2011.

Statement of Expenses, page F-3

10.

Please expand your disclosure to include the net loss per share for the fiscal year ended July 31, 2010 as well as for any other annual or interim periods required to be presented.

RESPONSE:  We have revised the Filing to include net loss per share for all periods included in the Statement of Expenses other than inception through July 31, 2011.

Note 3 – Summary of Significant Accounting Policies, page F-6

11.

We note your response to our prior comment 13. Please substantially enhance your accounting policy disclosure to address how you intend to account for unproved oil and gas property costs in future periods in light of the fact that you do not intend to prove reserves for these properties. For example, disclose whether you intend to amortize this asset and the basis by which you intend to do so. Please also disclose the point at which impairment will occur and how that amount will be determined. Please be reasonably specific in your disclosure as to enable the reader to determine how your policy impacts your current and future financial statements.

RESPONSE:  We have revised the accounting policy in the Filing accordingly.

Note 8 – Income Taxes, page F-9

12.

Please modify your disclosure to clarify that amounts for the period ended July 31, 2010 relate to the fiscal year from inception (April 6, 2010) to July 31, 2010, while amounts for the period ended April 30, 2011 relate to the interim nine month period then ended. Please similarly modify your disclosure elsewhere in your financial statements or footnotes as necessary.

RESPONSE:  We have revised the Filing to clarify the periods covered by the referenced disclosures.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

13.

We note you disclose $39,757 of deferred tax assets at April 30, 2011, gross of valuation allowance, resulting from net operating loss carry forwards. This amount appears to equal the total net losses you present on your statement of expenses for the cumulative inception-to-date period. Please modify disclosure to present your deferred tax assets as affected by the enacted tax rates expected to apply to the taxable income in the periods in which the net operating losses are expected to be realized, or tell us why no modification is necessary. Please refer to FASB ASC 740-10-30-8.

RESPONSE:  We have updated the disclosure as requested.

In connection with the Company’s responding to the comments set forth in the September 16, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ George Paquet

George Paquet, President and CEO

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada